Issuer Free Writing Prospectus dated October 7, 2021

Filed Pursuant to Rule 433

Registration No. 333-255424

Click Here To Download The White Paper: INVESTING IN OPPORTUNITY ZONES FOR TAX ADVANTAGES AND GROWTH

The SEC declared Belpointe PREP, LLC’s (“Belpointe PREP”) registaration statement on Form S-11 effective this past week, laying the groundwork for bringing Belpointe PREP to fruition as the only publicly traded Opportunity Zone Fund that will trade on the NYSE American under the symbol of “OZ”.

The global supply chain isn’t the only bottleneck out there. Getting a new entity through the filing, registration and offering process during this challenging period has its hurdles as well.

Last week’s worries about the market haven’t seen much of any real level of reprieve. The energy crunch in China and Europe, the Evergrande debacle, the Fed’s pulling of the QE punch bowl, Congressional gridlock, inflation, the Delta variant spread, the supply chain disruptions, the debt ceiling deadline and worries over third-quarter earnings achieving Wall Street forecasts are all weighing on the stock market.

Since it’s been a while since we outlined the main benefits of what Belpointe PREP will provide, let’s establish a few items from the registration statement that lay out some key points:

Belpointe PREP will be conducting a $750 million continuous offering of Class A units. Belpointe PREP is focused on identifying, acquiring, developing or redeveloping and managing commercial real estate located within qualified opportunity zones. At least 90% of its assets consist of qualified opportunity zone property.

Belpointe PREP qualifed as a qualified opportunity fund beginning with its taxable year ended December 31, 2020. Because Belpointe PREP is a qualified opportunity fund, certain of its investors are eligible for favorable capital gains tax treatment on their investments.

Belpointe PREP’s initial investments consist of and are expected to continue to consist of properties located in qualified opportunity zones for the development or redevelopment of multifamily, student housing, senior living, healthcare, industrial, self-storage, hospitality, office, mixed-use, data centers and solar projects located throughout the United States and its territories.

Set forth below are some of the key benefits that Belpointe PREP believes distinguishes it from more traditional private real estate funds, REITs and other traditional real estate investment platforms:

●	Capital Gains Tax Deferral – An eligible investor may defer recognition of capital gains (short-term or long-term) resulting from the sale or exchange of capital assets by reinvesting those gains into Belpointe PREP’s Class A units within a period of 180 days of the sale or exchange (the “Deferred Capital Gains”). Deferred Capital Gains are recognized on the earlier of December 31, 2026 or the date on which an inclusion event occurs, such as the date on which the investor sells its Class A units.

●	Capital Gains Reduction – An eligible investor may also receive an increase in basis equal to 10% of the Deferred Capital Gains if the investor holds Belpointe PREP’s Class A units for a period of five years.

●	Capital Gains Tax Exemption – An eligible investor may elect to receive an increase in basis with respect to Belpointe PREP’s Class A units equal to the fair market value of the Class A units on the date of their sale or exchange if the investor holds the Class A units for a period of ten years or more, up to December 31, 2047. Thus, for U.S. federal income tax purposes, an investor will not recognize capital gains as a result of an appreciation in Belpointe PREP’s Class A units.

●	No Depreciation Recapture – An eligible investor who elects to receive an increase in basis with respect to Belpointe PREP’s Class A units equal to the fair market value of the Class A units on the date of their sale or exchange, if the investor has held the Class A units for a period of ten years or more, up to December 31, 2047, will not recognize depreciation recapture (excluding inventory gains) as a result of an appreciation in Belpointe PREP’s Class A units.

●	Significantly Reduced Management Fees – Belpointe PREP’s manager is paid annual management fees of only 0.75% of its NAV, which is significantly less than the management fees of 1.5%-2.1% typically charged by other traditional private real estate funds, REITs and other traditional real estate investment platforms.

●	No Capital Calls – Investors will not be required to make capital contributions beyond the purchase price of their Belpointe PREP Class A units, unlike traditional private real estate funds and other real estate investment platforms.

●	No Investor Servicing Fees – Belpointe PREP will not charge investor servicing fees, typically charged for other real estate investments offered through broker dealer platforms, which can add up to as much as 0.6% of invested capital on annual basis.

●	Significantly Lower Carried Interest – Belpointe PREP’s manager holds 100% of its Class B units, which entitle the manager to 5% of any gain recognized by or distributed to Belpointe PREP or recognized or distributed from Belpointe PREP’s operating companies or any subsidiary. This ownership interest will result in a “carried interest” to Belpointe PREP’s manager that is significantly lower than the carried interest of 15%-25% typically earned by external managers of traditional private real estate funds, REITs and other traditional real estate investment platforms.

●	Ability to Use Equity as Transaction Consideration – Belpointe PREP intends to make private equity acquisitions and investments, and opportunistic acquisitions of other qualified opportunity funds and qualified opportunity zone businesses using its equity as transaction consideration, thereby preserving cash for other investing activities.

●	Greater Diversification – Belpointe PREP intends to hold a larger and more diversified portfolio of real estate and real estate-related assets than most other qualified opportunity zone real estate investment platforms. Greater diversification offers investors in Belpointe PREP’s Class A units the potential to achieve greater returns at a lower risk.

●	Public Company Transparency – Belpointe PREP is a reporting company subject to the periodic and current reporting requirements of the federal securities laws, requiring it to file, among other things, annual and quarterly reports (including financial statements, financial statement schedules and exhibits) and current reports disclosing material events. As a result, unlike private real estate investment platforms, investors in Belpointe PREP’s Class A units will have access to regular updates regarding its performance.

●	Public Market Liquidity – Belpointe PREP’s Class A units will be listed on the NYSE American under the symbol “OZ.” As a result, Belpointe PREP will be the first qualified opportunity fund listed on a national securities exchange. Having its Class A units listed for trading on NYSE will provide holders of the Class A units with liquidity in respect of their investment and greater control over the timing of purchases and sales of their Class A units.

●	Minimal Investment Requirements – Belpointe PREP has set a minimum investment threshold of $10,000, which it expects will allow for a broader base of investors to participate in its offering than would otherwise be able to participate in more traditional private real estate funds, REITs and other traditional real estate investment platforms.

●	Development Expertise – Belpointe PREP’s manager employs a highly qualified team with extensive real estate development and construction management experience, thereby providing Belpointe PREP with knowledge, relationships and internal development expertise that it believes far exceeds what many other real estate investment platforms can offer their investors.

●	Multiple Investment Platforms – In order to maximize its development opportunities, Belpointe PREP anticipates entering into joint ventures in a variety of forms, including: (i) franchise platforms with affiliated development companies in specific regional markets; (ii) programmatic platforms with established regional developers with which Belpointe PREP will have an exclusive relationship to engage in multiple regional investments; and (iii) traditional local joint venture partnerships for one-off developments.

As you can imagine, we are excited about moving through the final stages of getting Belpointe PREP listed and I want to encourage potential investors to take this opportunity in tax-advantaged real estate to heart. Take the time to consult with your RIA, CPA, CFA and estate planners to gain full control of how to maximize the benefits of Opportunity Zone Fund investing.

If there are any questions that need answering, please don’t hesitate to call me.

Call or email me and I’ll walk you through any questions you have.

No cost and no obligations, just a friendly discussion.

Cody Laidlaw

Belpointe PREP

P.S. See which benefits may apply to you, download our current white paper titled:

INVESTING IN OPPORTUNITY ZONES FOR TAX ADVANTAGES AND GROWTH

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Important Information and Qualifications

This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe PREP’s Class A units in any jurisdiction where it is unlawful to do so.

This communication may contain estimates, projections and other forward-looking statements, typically identified by words and phrases such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statements expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe PREP’s control. Therefore, we caution you against relying on any of these forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe PREP does not intend to update any of the forward-looking statements to conform them to actual results or revised expectations.

Belpointe PREP, LLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe PREP. You should read Belpointe PREP’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe PREP and the offering

Investing in Belpointe PREP’s Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe PREP’s investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe PREP’s Class A units. To view Belpointe PREP’s most recent prospectus containing this and other important information visit sec.gov or belpointeoz.com. Alternatively, you may request Belpointe PREP send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision